Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Final Results
Released	07:00 10-May-05
Number	0648M



10 May, 2005

C&C GROUP PLC
PRELIMINARY ANNOUNCEMENT OF RESULTS
FOR YEAR ENDED 28 FEBRUARY 2005

Dublin, London, 10 May, 2005: C&C Group plc ('C&C' or the 'Group'), the leading manufacturer, marketer and distributor of branded beverages and snacks in Ireland, today announced results for the year ended 28 February 2005.

Financial Highlights

- Turnover growth of 4.2%[i] to €750.4 million.
- Operating Profit growth of 3.5%[i] to €115.1 million.
- Adjusted EPS of 26.4 cent; basic EPS of 15 cent.
- Final dividend of 7.5 cent per share; total dividend of 13 cent per share.
- Free cash flow of €88 million (66% of EBITDA).
- Net debt reduced by €40 million to €441 million.

Operating Highlights

- The Group's principal brand, Bulmers, increased its share of Irish LAD [ii] market.
- Volume of the Group's international cider brand, Magners, increased by 61%.
- Tullamore Dew depletions increased by 6%.
- Marketing investment of €46 million, increased by 19%.

[i] Comparisons are for continuing operations and are based on figures excluding exceptional items and amortisation and are on a constant currency basis.

[ii] Long Alcohol Drinks (Beer, Cider, RTD's).

Performance Highlights

Maurice Pratt, C&C Group Chief Executive Officer commented "C&C is pleased to report progress in line with expectations. Our first annual results as a public, listed company represent a significant milestone in our history. We are equally pleased to report top and bottom line growth in a trading environment characterised by a number of adverse factors. This, we believe, represents a worthy performance and demonstrates the resilience of our business."

Investors and analysts	Irish Media	International Media
Mark Kenny or Jonathan Neilan	Paddy Hughes or Mark	Edward Orlebar

K Capital Source	Cahalane	Finsbury Group
	Drury Communications	
Tel: +353-1- 631 5500		Tel: +44 20 7251 3801
Email :c&cgroup@kcapitalsource.com	Tel: +353 1 260 5000	Email:edward.orlebar@finsbury.com
	Email: phughes@drurycom.com	
	Or:	
	mcahalane@drurycom.com	

Full year results for year ended 28 February 2005

C&C is reporting operating profit of €115.1 million an increase of 3.5%[i] on the previous year The outcome represents an adjusted Earnings Per Share of 26.4 cent for the year ended 28 February 2005. C&C generated free cash flow of €88 million in the period.

C&C's strategy is to sustain growth, primarily through brand management expertise while maintaining strong margins and a high return on capital employed. This in turn supports strong cash generation capability and a progressive dividend policy. The Group's overall performance in 2004/05 reflects both the resilience of C&C's business and its defensive characteristics.

Dividends

The proposed final dividend of 7.5 cent per share will be paid on 11 July 2005 to ordinary shareholders registered at the close of business on 20 May 2005. The Group's full year dividend will therefore amount to 13 cent per share. A scrip dividend alternative will be available subject to shareholder approval.

Outlook – Investing for Sustainable Growth

The Group's objective is to continue to deliver growth through its brand management skills and leading market positions in growth categories.

The favourable prevailing economic conditions in Ireland are expected to continue. The anticipated acceleration in consumer spending growth should provide C&C with a positive operating backdrop for its fiscal 2005/06 full year. The Irish on-trade market is likely to see a continuation of the 2004 rate of decline until the smoking ban impact on prior year comparatives is eliminated in mid 2005 – thereafter, a significantly slower pace of decline is expected.

Strategically, the Group's primary focus is to invest for sustainable growth opportunities presented by Bulmers in Ireland and Magners in the UK. C&C's objective is to increase Bulmers' existing share of the Irish LAD market and to build upon Magners' initial success by investing in its roll out in the UK. The greater London area has been selected for roll out in 2005/06 and the level of marketing investment is such that operating profit for the Alcohol division is unlikely to show significant growth in the 2005/06 fiscal year.

The Group also plans to enhance growth in International Spirits & Liqueurs by further increased investment in Tullamore Dew. The impact of the US Dollar depreciation on the operating profit of this division is expected to amount to €2 million in 2005/06 compared to 2004/05.

Within the Soft Drinks & Snacks division, which has yet to see benefit from the economic upturn in Ireland, C&C is increasing its marketing focus on growth areas, and in particular is launching a new product in the energy segment of the soft drinks market in the 2005/06 fiscal year. C&C will also implement measures to improve productivity in 2005/06.

Fiscal year 2005/06 has started satisfactorily with Cider brands showing good performance in all markets. The London roll out of Magners, which commenced in March 2005, is proceeding to plan.

Acquisition of Allied Domecq

The recent announcement of a recommended offer by Pernod Ricard S.A. for Allied Domecq plc may, if successfully completed, have an impact on C&C.

Allied Domecq distributes approximately 75% of C&C's International Spirits & Liqueurs volume. We are confident that we can secure alternative distributors if necessary. However a change could have a short-term disruptive impact.

C&C's Distribution business in Ireland (which is part of the Alcohol division) includes distribution of Allied Domecq brands. Agreements for the distribution of these brands expire on 31 January 2006 and it is possible that some or all of these may not be renewed.

OPERATIONS REVIEW

Summary

On a comparable basis [i] turnover and operating profit increased by 4.2% and 3.5% respectively. Turnover growth was restricted by reduced sales volume to the on-trade, following the introduction of the smoking ban in March 2004, and by the relatively poor summer weather.

Operating profit growth, of 3.5%, principally reflects growth in the Alcohol division arising from the success of the Bulmers and Magners brands. Operating profit margin declined slightly (by 0.1 point) and principally reflects a 19% increase in marketing investment behind company brands. Operating margins were broadly maintained in the Alcohol and the International Spirits & Liqueurs divisions but declined in the Soft Drinks & Snacks division.

Summary consolidated profit statement (ii)

		Year ended 28 February 2005	Year ended 29 February 2004 Reported	Year ended 29 February 2004 Restated (I) (ii)
Turnover	€m	750.4	775.0	720.2
Growth	%		*(3.2)*	*4.2*
Operating Profit	€m	115.1	128.3	111.2
Growth			*(10.3)*	*3.5*
Operating Profit Margin	%	*15.3*	*16.6*	*15.4*
Finance Charges	€m	(21.6)	(50.4)	
Taxation	€m	(8.6)	(11.5)	
Earnings	€m	84.9	66.4	
Growth	%		*27.9*	

2005 fiscal turnover and operating profit, on a reported basis, declined by 3.2% and 10.3% respectively. These declines reflect the disposal of C&C's Italian subsidiary Barbero 1891 SpA in December 2003 and the impact of currency depreciation, principally the US Dollar, on the results of our International Spirits & Liqueurs division.

Earnings increased by 27.9% in the year. This increase reflects a decline in interest charges arising from a reduction in debt as a result of the disposal of Barbero 1891 SpA and the reduced cost of debt following the refinancing in May 2004.

(i) *Comparisons are for continuing operations on a constant currency basis.*

(ii) *Figures exclude exceptional items and goodwill amortisation*

DIVISIONAL REVIEW – ALCOHOL

	Year ended 28 February 2005 €m	Year ended 29 February 2004 €m	Year ended 29 February 2004 *(constant currency)* €m	Growth Year-on-Year *(constant currency)* %
Turnover	443.2	410.9	412.9	7.3
- Cider Brands	212.6	193.5	193.7	9.8
- Distribution	230.6	217.4	219.2	5.2
Operating Profit	72.4	66.7	66.8	8.4

Operating Margin %	16.3	16.2	16.2

Turnover for the Alcohol division increased by 7.3% in the year. This comprises a 9.8% increase for Cider brands (principally Bulmers and Magners) and a 5.2% increase for Distribution. The ban on smoking in licensed premises in the Republic of Ireland came into effect on 29 March 2004 and had a significant impact on the LAD[(i)] market in the fiscal year. C&C believes that the ban was a major contributor to the 7%[(ii)] decline in the on-trade LAD market and 11%[(ii)] growth in the off-trade LAD market in the 12 months to 28 February 2005. The overall LAD market declined by 1% [(iii)] in the period.

The operating margin for the Alcohol division increased by 0.1 point to 16.3% as a result of the improved mix of strong growth in Cider partially offset by a decline in Distribution margins.

Sales volume of the division's principal brand Bulmers matched last year and continued to increase its share of the overall LAD market. According to Nielsen, Bulmers' share in the on-trade LAD market increased from 9.0% to 9.6% in the period while its share of the off-trade LAD market increased from 6.2% to 6.6%.

In the year, C&C's international cider brand Magners, significantly increased its distribution in Great Britain, where the on-trade LAD market is eight times the size of Ireland. Sales volume for the brand increased by 61%. In Northern Ireland, Magners' share of the on-trade LAD market increased from 4.0% to 5.4% [(ii)] in the year to the end of February 2005. During the year Magners' distribution in Scotland was extended beyond the mainly Glasgow region where it was test marketed in 2003. By 28 February 2005, Magners had achieved 59%[(ii)] turnover weighted distribution in the on-trade in Scotland.

Turnover for Distribution increased by 5.2 % in the period comprising a 1.2% increase in turnover for Wine & Spirits and a 9.9% increase in turnover for Agency brands/Wholesaling.

The spirit market declined by 3.4%[(ii)] in the Republic of Ireland in the year to 28 February 2005. This decline reflects the impact of the smoking ban and continued weakness in the spirit market following the excise duty increase of December 2002. C&C's volume of spirits, liqueurs and fortified wines declined by 3% in the year.

The wine market in the Republic of Ireland grew by 9%[(iii)] in the year to 28 February 2005. Growth was concentrated in the off-trade and in New World wines and there was an evident shift towards lower priced wines in the period. C&C's wine volume increased by 3% in the period. In response to changes in the wine market C&C is streamlining its operations to focus its sales and marketing organisation and to extend its portfolio to include more value products.

The addition of the agency for the Coors Brewers brands in Northern Ireland accounts for the growth in Agency brands/Wholesaling.

(i) Long Alcohol Drinks (Beer, Cider and RTD's)
(ii) Nielsen. All market share statistics refer to volume.
(iii) Revenue Commissioners

DIVISIONAL REVIEW – INTERNATIONAL SPIRITS & LIQUEURS

	Year ended 28 February 2005 €m	Year ended 29 February 2004 (i) €m	Year ended 29 February 2004 *(constant currency)* *€m*	Growth Year-on-Year *(constant currency* *%*
Turnover	68.5	72.8	65.4	4.7
Operating Profit	17.6	23.8	16.9	4.1
Operating Margin %	25.7	32.7	25.8	

Turnover for the International Spirits & Liqueurs division on a constant currency basis increased by 4.7% in the year, reflecting shipments volume growth of 7%.

The operating margin for the division on a constant currency basis, at 25.7% virtually matched last year. This was achieved despite an increase in marketing investment of 19% to support the re-launch of Carolans and the further growth of Tullamore Dew.

C&C's premium Irish whiskey brand Tullamore Dew performed particularly well with 17% growth in shipments in the year. Depletions[(ii)] growth in the period was 6%.

C&C increased its marketing investment in Tullamore Dew in the year by 15%. This reflects the Group's commitment to build international growth brands by focusing investment in brands and markets with attractive growth opportunities.

C&C's Irish cream liqueur brand, Carolans, was successfully re-launched during the year. Shipment growth for Carolans was 4% in the year. Depletions [(ii)] however are forecast to have declined by 4% in the year. This decline reflects increased price competition in the low margin UK market and a disappointing outturn in the brand's principal market, the USA, where in the Christmas quarter the overall cream liqueur market was flat.

Frangelico, the group's hazelnut liqueur brand had a solid performance increasing its sales volume by 4%.

During the year C&C completed a €3 million bottling plant investment and as part of this upgrade, C&C repatriated the bottling of Tullamore Dew from Irish Distillers and completed the repackaging of Carolans. These changes improved the Division's margins.

(i) Continuing Operations

(ii) Defined as sales by distributors to customers

DIVISIONAL REVIEW – SOFT DRINKS & SNACKS

	Year ended 28 February 2005 €m	Year ended 29 February 2004 €m	Year ended 29 February 2004 *(constant currency)* *€m*	Growth Year-on-Year *(constant currency)* %
Turnover	238.7	240.9	241.9	(1.3)
Operating Profit	25.1	27.4	27.5	(8.7)
Operating Margin %	10.5	11.4	11.4	

Turnover for the Soft Drinks and Snacks Division declined by 1.3% in the year. This performance comprised a 1.7% decline in Soft Drinks' turnover and unchanged Snacks' turnover.

Increased marketing investment in support of Club, Club Energise and Ballygowan in Soft Drinks and Tayto and Tayto Honest in Snacks contributed to a 0.9 point drop in the division's operating profit margin.

Margins in Soft Drinks were adversely affected by the impact of the estimated 12% [(ii)] volume decline in the on-trade soft drinks market. This performance reflects the impact of the smoking ban on the on-trade and the decline in soft drinks mixer usage corresponding to a decline in spirit sales.

Production of a portion of the Snacks' product range was outsourced in October 2003, and this enhanced operating margins in the Snacks business.

The soft drinks market [(i)] declined by 2.2% in the year reflecting, in part, unseasonal summer weather and the secular decline in Carbonated Soft Drinks. Bottled water, sport and energy drinks and cordials continue to show growth.

C&C's overall soft drinks volume (which includes Northern Ireland) declined by 3.1% in the year. This represented a decline of approximately 0.3 point in market share in the Republic of Ireland. This decline principally reflects a decline in the Water sub-category and was concentrated in the grocery multiple channel.

C&C recorded strong growth for the Club Energise Sport brand (launched in 2003) and for the MiWadi brand in the cordial

category.

The overall savoury snacks market was flat in the year. This comprised growth in crisps products and a decline in snacks. C&C maintained market share in the key crisps category but experienced a decline in the snacks category.

During the year C&C launched the Honest range of snacks to meet consumer needs for healthier offerings. The product has been well received and has achieved a satisfactory niche position in the crisps and popcorn categories.

(i) Carbonated soft drinks/bottled water for Republic of Ireland per the Beverage Council of Ireland
(ii) Nielsen

FINANCE REVIEW

Cash Flow

Free cash flow of €88 million for the year represented 66% of EBITDA - ahead of the Group's medium term target of 60%. This performance reflects the relatively low net capital expenditure during the year. Re-organisation costs, paid in the year, principally relate to a logistics integration programme commenced and provided for in the previous year.

A summary Cash Flow for the year ended 28 February 2005 is set out below:

	Year ended 28 February 2005 €m	Year ended 29 February 2004 €m
Operating Profit (i)	115.1	128.3
Depreciation	18.3	18.7
EBITDA	133.4	147.0
Net Capital Expenditure	(5.5)	(7.9)
Working Capital	(5.1)	6.4
Operating Cash Flow	122.8	145.5
Re-Organisation Costs	(4.6)	(6.5)
Fire Insurance Proceeds	-	16.0
Finance Charges (ii)	(22.0)	(42.2)
Taxation Payments	(8.2)	(13.6)
Free Cash Flow (FCF)	88.0	99.2
FCF/EBITDA	66%	67%

(i) *Before exceptional items and goodwill amortisation and including discontinued operations in 2004*
(ii) *Excluding IPO related finance costs*

Net Capital Expenditure

Net capital expenditure for the period of €5.5 million comprised gross capital expenditure of €17.4 million and asset disposals of €11.9 million. The main components of the gross spend included a plant upgrade for International Spirits & Liqueurs' bottling, a warehouse extension in Belfast, expenditure on sales infrastructure (coolers and dispensers for soft drinks), compliance with legal requirements on traceability, effluent etc., and a general replacement/upgrade of plant.

Disposals mainly comprised sales of warehouses in Belfast, Limerick, Cork and Galway and arose from a logistics integration programme.

The reduction in finance charges is due to reduced debt arising from the proceeds of the disposal of C&C's Italian subsidiary Barbero 1891 SpA in December 2003 and from a refinancing of debt in May 2004.

Interest rates (excluding margin) applying to debt for the May 2004 to February 2005 period averaged 2.1%. Future interest rate exposure is partially hedged at the following interest rates (excluding margin):

Fiscal year 2006	€300 million hedged at 3.35%
Fiscal year 2007	€250 million hedged at 3.37%
Fiscal year 2008	€150 million hedged at 3.46%

Taxation

The tax charge for the year represents an effective tax rate on profit before exceptional items of 10.6% less a credit for excess provision in previous periods of €1.3 million.

Exceptional Costs

The total cost of the Initial Public Offering (IPO) of the Group's shares on the Dublin and London Stock Exchanges, which took place in May 2004, was borne by the Group and amounted to €28.8 million (including €9.2 million relating to the refinancing of existing debt). €15.2 million of the total cost has been accounted for as share issue costs and has been charged against the share premium account.

The costs have been accounted for as follows:

	Total	P&L Feb '05	Net Share Premium	P&L Feb '04
	€m	€m	€m	€m
Underwriting & other costs	19.6	3.3	15.2	1.1
Hedge settlement costs	3.8	3.8	-	-
Unamortised debt costs written off	5.4	5.4	-	-
Total	28.8	12.5	15.2	1.1

Net Debt

Net debt at 28 February 2005 amounted to €441 million. The movement in net debt between 1 March 2004 and 28 February 2005 is outlined below. At 28 February 2005, EV gearing (net debt/market capitalisation plus net debt) was 31%. Net interest charge was covered 6.2 times by EBITDA before exceptional items.

	€m
Net Debt at 1 March 2004	481.1
Free Cash Flow in Period	(88.0)
Exceptional IPO Costs	28.8
Dividends Paid	17.7

Other	1.4
Net Debt at 28 February 2005	441.0

Foreign Exchange

Exchange rate movements in the year adversely affected operating profit by €6.7 million. This is made up of a loss in the International Spirits & Liqueurs division arising from transaction exposure to the US Dollar and Canadian Dollar (€6.9 million) and a gain arising from translation exposure to Sterling (€0.2 million).

Pensions

Financial statements up to and including 28 February 2005 are prepared in accordance with SSAP 24 in relation to pensions. The application of FRS17 would have the effect of creating an additional charge to profits of €2.1 million in the year and of bringing the pension fund deficit (net of tax) of €45.6 million onto the Balance Sheet at 28 February 2005. On conversion to International Financial Reporting Standards, IAS19 will have an impact in C&C's 2006 fiscal year similar to FRS17.

Transition to International Financial Reporting Standards

All EU companies listed on an EU Stock Exchange will be required to report their consolidated accounts in accordance with International Financial Reporting Standards (IFRS) for accounting periods starting after 1 January 2005. C&C will therefore report its interim results for 6 months to 31 August 2005 under IFRS.

C&C's preparations for the adoption of IFRS are well advanced. Apart from the effect on pensions outlined above, we estimate that the principal changes to the Profit and Loss account will relate to:

1. elimination of the charge (€30 million) for goodwill amortisation in the P&L Account; and

2. the introduction of an expense for share options granted – estimated at €1 million for fiscal year 2006.

These changes will have no impact on cash and accordingly will not impact dividends.

Further guidance will be given during the year as necessary, in particular to the effect new Standards will have when adopted.

Comparative reporting

Profits for each division in the Operating and Financial Review are shown at constant exchange rates for transactions in relation to the International Spirits & Liqueurs division; for translation in relation to the Group Sterling denominated subsidiaries; and with comparable classifications in relation to central warehousing and other costs. The reconciliation to reported figures is outlined below.

	Previously Reported Year to 29 Feb'04	Reclassification	Restated Year to 29 Feb '04	Discontinued Operations	FX Translation	FX Transaction	Year to 29 Feb '04 Comparative
	€m	€m	€m	€m	€m	€m	€m
Turnover							
Alcohol	415.7	(4.8)	410.9	-	2.0	-	412.9
International	127.5	(4.3)	123.2	(50.4)	-	(7.4)	65.4
Soft drinks & snacks	238.5	2.4	240.9	-	1.0	-	241.9
Total	781.7	(6.7)	775.0	(50.4)	3.0	(7.4)	720.2

Operating Profit (before goodwill amortisation)							
Alcohol	66.7	-	66.7	-	0.1	-	66.8
International	34.2	-	34.2	(10.4)	-	(6.9)	16.9
Soft drinks & snacks	27.4	-	27.4	-	0.1	-	27.5
Total	128.3	-	128.3	(10.4)	0.2	(6.9)	111.2

Special note regarding forward-looking information

Some statements in this Announcement are forward-looking. They represent our expectations for our business, and involve risks and uncertainties. We have based these forward-looking statements on our current expectations and projections about future events. We believe that our expectations and assumptions with respect to these forward–looking statements are reasonable. However, because they involve known and unknown risks, uncertainties and other factors, which are in some cases beyond our control, our actual results or performance may differ materially from those expressed or implied by such forward-looking statements.

Group Profit and Loss account

Year ended 28 February 2005

	Year ended 28 February 2005			Year ended 29 February 2004 (as restated)		
	Before goodwill and exceptional items €m	Goodwill and exceptional items €m	Total €m	Before goodwill, exceptional items and discontinued operations €m	Goodwill, exceptional items and discontinued operations €m	Total €m
Turnover						
- continuing operations	750.4	-	750.4	724.6	-	724.6
- discontinued operations	-	-	-	-	50.4	50.4
	750.4	-	750.4	724.6	50.4	775.0
Operating costs	(635.3)	-	(635.3)	(606.7)	(40.0)	(646.7)
IPO related transaction costs	-	(3.3)	(3.3)	-	(1.1)	(1.1)
Free shares to be issued to employees	-	-	-	-	(22.0)	(22.0)
Amortisation of goodwill – continuing	-	(29.8)	(29.8)	-	(29.8)	(29.8)
Amortisation of goodwill – discontinued	-	-	-	-	(0.8)	(0.8)
Operating profit						
- continuing operations	115.1	(33.1)	82.0	117.9	(52.9)	65.0
- discontinued operations	-	-	-	-	9.6	9.6
	115.1	(33.1)	82.0	117.9	(43.3)	74.6
Exceptional items						
Profit on sale of subsidiary	-	-	-	-	116.9	116.9
Reorganisation costs	-	-	-	-	(10.9)	(10.9)
Profit/(loss) on disposal of fixed assets	-	3.2	3.2	-	(4.7)	(4.7)
Profit on ordinary activities before interest	115.1	(29.9)	85.2	117.9	58.0	175.9
Net interest payable and similar charges	(21.6)	(9.2)	(30.8)	(50.4)	-	(50.4)
Profit on ordinary activities before tax	93.5	(39.1)	54.4	67.5	58.0	125.5
Tax on profit on ordinary activities	(8.6)	2.5	(6.1)	(7.4)	(2.6)	(10.0)
Profit attributable to ordinary shareholders	84.9	(36.6)	48.3	60.1	55.4	115.5
Dividends – paid	(17.7)	-	(17.7)	-	-	-
Dividends – proposed	(24.1)	-	(24.1)	-	-	-
Profit retained for the financial year	43.1	(36.6)	6.5	60.1	55.4	115.5

	Cent	Cent	Cent	Cent
Basic earnings per ordinary share				
- After exceptional items and goodwill amortisation		15.0c		36.0c
- Before exceptional items and goodwill amortisation	26.4c		18.7c	
Diluted earnings per ordinary share				
- After exceptional items and goodwill amortisation		15.0c		36.0c
- Before exceptional items and goodwill amortisation	26.4c		18.7c	

Other Group Statements

Year ended 28 February 2005

Statement of total recognised gains and losses

	2005 €m	2004 €m
Profit attributable to ordinary shareholders	48.3	115.5
Currency translation reserve movement	(0.5)	0.4
Total recognised gains and losses for the year	47.8	115.9

Movements on profit and loss account

	2005 €m	2004 €m
At the beginning of year	112.9	(3.0)
Profit retained for the financial year	6.5	115.5
Transfer to capital redemption reserve fund	(0.3)	-
Currency translation reserve movement	(0.5)	0.4
Balance at end of year	118.6	112.9

Reconciliation of movements in shareholders' funds

	2005 €m	2004 €m
Total recognised gains and losses for the year	47.8	115.9
Transactions with shareholders		
Cancellation of convertible shares	(0.3)	-
New shares issued on IPO	423.0	-
Shares redeemed following IPO	(422.7)	-
Free shares issued to employees	21.3	-
Share issue costs incurred	(15.2)	-
Dividends – paid	(17.7)	-
Dividends – proposed	(24.1)	-
Net movement	12.1	115.9
Shareholders' funds at beginning of year	138.3	22.4
Shareholders' funds at end of year	150.4	138.3

Group Balance Sheet
As at 28 February 2005

	2005 €m	2004 €m
Fixed assets		
Intangible assets – goodwill	432.0	461.8
Tangible fixed assets	138.5	144.1
	570.5	605.9
Current assets		
Stocks	55.0	51.7
Debtors	91.1	96.2
Cash at bank and in hand	26.0	78.8
	172.1	226.7
Creditors: amounts falling due within one year	(141.0)	(161.6)
Net current assets	31.1	65.1
Total assets less current liabilities	601.6	671.0
Creditors: amounts falling due after more than one year	(447.0)	(507.0)
Provisions for liabilities and charges	(4.2)	(25.7)
Net assets	150.4	138.3
Capital and reserves		
Share capital	3.2	0.5
Share premium	3.4	-
Capital redemption reserve fund	0.3	-
Capital reserve and merger reserve	24.9	24.9
Profit and loss account	118.6	112.9
Shareholders' funds – equity	150.4	138.3

Group Balance Sheet

As at 28 February 2005

	2005 €m	2004 €m
Fixed assets		
Intangible assets – goodwill	432.0	461.8
Tangible fixed assets	138.5	144.1
	570.5	605.9
Current assets		
Stocks	55.0	51.7
Debtors	91.1	96.2
Cash at bank and in hand	26.0	78.8
	172.1	226.7
Creditors: amounts falling due within one year	(141.0)	(161.6)
Net current assets	31.1	65.1
Total assets less current liabilities	601.6	671.0
Creditors: amounts falling due after more than one year	(447.0)	(507.0)
Provisions for liabilities and charges	(4.2)	(25.7)
Net assets	150.4	138.3
Capital and reserves		
Share capital	3.2	0.5
Share premium	3.4	-
Capital redemption reserve fund	0.3	-
Capital reserve and merger reserve	24.9	24.9
Profit and loss account	118.6	112.9
Shareholders' funds – equity	150.4	138.3

Group cash flow statement

Year ended 28 February 2005

Net cash inflow from operating activities:

Group operating profit	82.0	74.6
Goodwill amortisation	29.8	30.6
Depreciation of tangible fixed assets	18.3	18.7
Provision movement re IPO costs	(1.4)	0.8
Net cash impact of free staff shares	(0.5)	22.0
Fire claim costs	-	6.3
Exceptional reorganisation costs paid	(4.6)	(6.5)
Increase in stocks	(3.5)	(0.7)
Increase in debtors	(0.1)	(2.6)
(Decrease)/increase in creditors	(0.9)	9.6
Exchange difference	(0.6)	0.1
	118.5	152.9
Returns on investments and servicing of finance:		
Interest received	0.7	1.2
Interest paid and similar costs	(26.5)	(43.4)
	(25.8)	(42.2)
Taxation paid	(8.2)	(13.6)
Capital expenditure and financial investment:		
Purchase of tangible fixed assets	(17.4)	(10.1)
Disposal of tangible fixed assets	11.9	2.2
Insurance proceeds received on fixed assets destroyed in fire	-	9.7
	(5.5)	1.8
Disposals:		
Disposal of subsidiary undertakings	-	215.9
Net cash disposed	-	(73.0)
	-	142.9
Equity dividends paid	(17.7)	-
Net cash flow before financing	61.3	241.8

Group cash flow statement (continued)

	2005 €m	€2004 €m
Financing:		
Net issue and redemption of share capital	0.3	-
Expenses paid in respect of shares issued	(15.2)	-
Bank loans repaid	(595.2)	(190.3)
New bank loans drawn down	496.0	-
	(114.1)	(190.3)
(Decrease)/increase in cash in the year	(52.8)	51.5

Reconciliation of net cash flow to movement in net debt

(Decrease)/increase in cash	(52.8)	51.5
Net repayment of bank loans	99.2	190.3
Reduction in net debt resulting from cashflow	46.4	241.8
Roll-up of deferred interest	-	(3.8)
Loan issue costs written off in year	(6.3)	(4.2)
Net movement	40.1	233.8
Net debt at beginning of year	(481.1)	(714.9)
Net debt at end of year	(441.0)	(481.1)

Segmental analysis report

Year ended 28 February 2005

(a) Prior year adjustments

As a result of adopting a new accounting policy relating to the treatment of allowances given to customers in respect of central warehousing and other costs, the turnover and net operating expenses for the previous financial year have been amended.

In previous years, the Group accounted for the cost of these allowances as operating expenses whereas the current policy is to account for them as discounts and therefore as a reduction to turnover. This change had no impact on the reported profit in any period or on the financial position (net assets) of the Group as reported.

The impact of the change on turnover and net operating expenses on continuing operations in both years is shown below:

	2005			2004		
	Turnover €m	Net operating expenses €m	Operating profit €m	Turnover (as restated) €m	Net operating expenses €m	Operating profit €m
Under previous policy	757.2	(642.1)	115.1	731.3	(613.4)	117.9
Impact of change	(6.8)	6.8	-	(6.7)	6.7	-
Restated under revised policy	750.4	(635.3)	115.1	724.6	(606.7)	117.9

(b) The segmental analysis of turnover, operating profits and net assets is as follows:

	2005			2004		
Class of business analysis	Turnover €m	Operating profits €m	Net assets €m	Turnover (as restated) €m	Operating profits €m	Net Assets €m
Alcohol	443.2	72.4	94.3	410.9	66.7	95.1
International spirits & liqueurs	68.5	17.6	12.4	72.8	23.8	14.7
Soft drinks & snacks	238.7	25.1	77.1	240.9	27.4	77.6
Total continuing operations	750.4	115.1	183.8	724.6	117.9	187.4
Discontinued operations	-	-	-	50.4	10.4	-
	750.4	115.1	183.8	775.0	128.3	187.4
Unallocated goodwill/amortisation	-	(29.8)	432.0	-	(30.6)	461.8
Unallocated IPO preparation costs	-	(3.3)	-	-	(1.1)	(1.1)
Free shares to employees	-	-	-	-	(22.0)	(22.0)
Group net borrowings	-	-	(441.0)	-	-	(481.1)
Unallocated liabilities	-	-	(24.4)	-	-	(6.7)

Segmental analysis report (continued)

Geographical analysis by country of operation

	2005			2004		
	Turnover	Operating profits	Net assets	Turnover (as restated)	Operating profits	Net assets
	€m	€m	€m	€m	€m	€m
Republic of Ireland	613.5	115.2	173.2	609.7	115.9	176.6
Rest of World	136.9	(0.1)	10.6	114.9	2.0	10.8
Unallocated items	-	(33.1)	(33.4)	-	(53.7)	(49.1)
Total continuing operations	750.4	82.0	150.4	724.6	64.2	138.3
Discontinued operations	-	-	-	50.4	10.4	-
Total	750.4	82.0	150.4	775.0	74.6	138.3

Geographical analysis by country of destination

	2005 €m	2004 €m
Republic of Ireland	530.2	525.4
UK	147.6	126.8
Rest of Europe	27.3	21.4
North America	35.9	37.1
Rest of World	9.4	13.9
Total continuing operations	750.4	724.6
Discontinued operations	-	50.4
Total	750.4	775.0

The discontinued amounts relate to an Italian subsidiary Barbero 1891 SpA which was sold in December 2003.

Notes to the preliminary announcement

1. Basis of preparation

The accounting policies applied to the preparation of the preliminary announcement are consistent with the accounting policies as set out in the financial statements for the year ended 29 February 2004, with the exception that during the current financial year the Group implemented a new policy whereby allowances given to customers in respect of central warehousing and other costs, which were previously treated as operating costs, are now netted against turnover. The turnover and net operating expenses as reported in the previous financial year have been restated accordingly, as set out in the segmental analysis report.

2. Exceptional items

	2005 €m	2004 €m
(a) (Profit) on sale of subsidiary	-	(116.9)

During the previous year the Group disposed of an Italian subsidiary company, Barbero 1891 SpA.

(b) Reorganisation costs	-	10.9

Reorganisation costs provided for in the previous year related to the costs of a fundamental reorganisation of the Group's Snacks operations and restructuring of operations in certain other trading subsidiaries.

(c) (Profit)/loss on disposal of fixed assets	(3.2)	4.7

The (profit)/loss on disposals relates to the disposal of surplus property and plant arising from reorganisations in continuing operations.

(d) Free shares to employees	-	22.0

Free shares to the value of €22m (inclusive of associated costs) were issued to Group employees to coincide with the Initial Public Offering of the Company's shares in May 2004. The cost of the shares had been provided for in the previous year.

(e) IPO Costs	3.3	1.1

In arriving at Group operating profit for the year, an amount of €3.3m was charged relating to professional fees and other costs incurred in connection with the Initial Public Offering which took place in May 2004 (2004: €1.1m).

The tax effect of these exceptional items is a net credit of €2.5m (2004: €1.5m).

3. Earnings per ordinary share

	2005 €m	2004 €m
Earnings as reported	48.3	115.5
Adjustment for discontinued activities / exceptional items net of tax	6.8	(85.2)
Adjustment for goodwill	29.8	29.8
Earnings adjusted for exceptional items and goodwill	84.9	60.1

	Number '000	Number '000
Number of shares at beginning of year (adjusted)	321,130	321,130
Adjustment for the effect of conversion of options	788	-
Weighted average number of ordinary shares	321,918	321,130
Basic earnings per share		
Basic earnings per share – cent	15.0	36.0
Adjusted earnings per share – cent	26.4	18.7
Diluted earnings per share		
Basic earnings per share – cent	15.0	36.0
Adjusted earnings per share – cent	26.4	18.7

The opening number of issued ordinary shares have been adjusted to include all shares issued during the year without any corresponding increase in resources. In calculating the weighted average number of shares these have been treated as if they were in issue for the entire current and prior years.

Share options totalling 4.9 million shares were granted on 19 May 2004 under the terms of the Executive Share Option Scheme. The options were granted at the initial listing share price of €2.26 per share and are subject to achievement of certain performance criteria relating to growth in earnings per share.

4.Dividends

	2005 €m	2004 €m
Paid		
Interim dividend of 5.5c per ordinary share	17.7	-
Proposed		
Final dividend of 7.5c per ordinary share	24.1	-
Total equity dividends	41.8	-

5. Analysis of net debt

	29 February 2004 €m	Cash flow €m	Non-cash changes €m	28 February 2005 €m
Cash at bank and in hand	(78.8)	52.8	-	(26.0)
Bank loans	559.9	(99.2)	6.3	467.0
	481.1	(46.4)	6.3	441.0

6. Pensions

At the 28 February 2005 the Group's defined benefit pension schemes had a net deficit calculated in accordance with FRS 17 *Retirement Benefits* of €45.6m (2004: €31.9m). As allowed under the current Irish/UK Generally Accepted Accounting Standards on which the preliminary announcement has been prepared this deficit has not been provided for in the Group's balance sheet.

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

END

Close

Regulatory Announcement

Company	C&C Group Plc
TIDM	CCR
Headline	Dividend Timetable
Released	07:10 10-May-05
Number	0820M

C&C Group plc
("C&C" or the "Company")

Dividend Timetable &
Scrip Dividend Scheme

Subject to shareholder approval at the Annual General Meeting, C&C will introduce a Scrip Dividend Scheme (the "Scheme") for the benefit of shareholders and the Company. The Scheme will provide shareholders with an opportunity to take new ordinary shares instead of all or part of the cash element of their dividend. It will enable shareholders to increase their shareholding in the Company without dealing costs or stamp duty. It will also allow the Company to retain cash reserves which would otherwise be distributed.

A circular will be posted to shareholders which incorporates the rules of the Scheme and an election and mandate form. The rules of the Scheme will apply to every scrip dividend offer which, subject to shareholder approval, the directors may decide to make in respect of a particular dividend.

Dividend and Scheme timetable for the 2004 final dividend payment:

Ex-dividend date:	18 May 2005
Record date:	20 May 2005
Posting of circular incorporating election and mandate forms to shareholders:	31 May 2005
Return date for receipt of election and mandate forms for the scrip dividend for the final dividend 2004 and future dividends:	29 June 2005
Final dividend 2004 payment:	11 July 2005
Last date by which CREST entitlement statements and new ordinary share certificates will be posted and shareholder accounts credited:	11 July 2005

Enquiries:

Noreen O'Kelly
Company Secreatry
Phone: +353 1 616 1100

END